                                                      --------------------------
                   UNITED STATES                      OMB APPROVAL
                                                      --------------------------
        SECURITIES AND EXCHANGE COMMISSION            OMB Number: 3235-0145
                                                      --------------------------
              WASHINGTON, D.C. 20549                  Expires: December 31, 2005
                                                      --------------------------
                                                      Estimated average burden
                                                      hours per response. . . 11
                                                      --------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                         THE SOUTHERN AFRICA FUND, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    842157109
          -------------------------------------------------------------
                                 (CUSIP Number)

                                  June 13, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         [ ]        Rule 13d-1(b)
         [x]        Rule 13d-1(c)
         [ ]        Rule 13d-1(d)


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 842157109                                                                   PAGE 2 of 10 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Carrousel Fund Ltd.
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [x]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
----------------------- ---------- ---------------------------------------------------------------------------------
      NUMBER OF
        SHARES          5.         SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                             0
         EACH           ---------- ---------------------------------------------------------------------------------
    REPORTING PERSON    6.         SHARED VOTING POWER
         WITH                               129,600
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            129,600
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   129,600
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   2.9%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   CO; IV*
--------- ----------------------------------------------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

CUSIP NO. 842157109                                                                   PAGE 3 of 10 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Carrousel Capital Ltd.
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [x]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United Kingdom
----------------------- ---------- ---------------------------------------------------------------------------------
     NUMBER OF
       SHARES           5.         SOLE VOTING POWER
   BENEFICIALLY
     OWNED BY                               0
   EACH REPORTING       ---------- ---------------------------------------------------------------------------------
    PERSON WITH         6.         SHARED VOTING POWER
                                            129,600
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            129,600
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   129,600
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   2.9%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   CO: IA*
--------- ----------------------------------------------------------------------------------------------------------

* Not registered under the Investment Advisers Act of 1940

CUSIP NO. 842157109                                                                   PAGE 4 of 10 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Bruno Sangle-Ferriere
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]
                                                                                                      (b) [x]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   France
----------------------- ---------- ---------------------------------------------------------------------------------
      NUMBER OF
        SHARES          5.         SOLE VOTING POWER
     BENEFICIALLY
      OWNED BY                              0
    EACH REPORTING      ---------- ---------------------------------------------------------------------------------
      PERSON WITH       6.         SHARED VOTING POWER
                                             129,600
                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            129,600
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   129,600
--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                              [ ]
--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   2.9%
--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   IN
--------- ----------------------------------------------------------------------------------------------------------

                                                              PAGE 5 of 10 PAGES



Item 1.          (a)    Name of Issuer:

                        The Southern Africa Fund, Inc.

                 (b)    Address of Issuer's Principal Executive Offices:

                        1055 Washington Blvd., Third Floor
                        Stamford, Connecticut 06901

Item 2.          (a)    Name of Person(s) Filing:

                        This Amendment Number 1 to Statement on Schedule 13G is being filed jointly by (i) Carrousel Fund Ltd., a Cayman Islands company; (ii) Carrousel Capital Ltd., a United Kingdom corporation; and (iii) Bruno Sangle-Ferriere, a French citizen deemed to have a controlling interest in Carrousel Capital Ltd. (each a "Reporting Person"). This Amendment Number 1 amends and supplements the Statement on Schedule 13G filed by Carrousel Fund Ltd. on April 30, 2002. Carrousel Capital Ltd. is the investment manager of Carrousel Fund Ltd. Mr. Sangle-Ferriere owns a controlling interest in Carrousel Capital Ltd.

                 (b)    Address of Principal Business Office or, if none,
                        Residence:

                        Carrousel Fund Ltd. - Walker House, P.O. Box 265 GT, Mary Street, Gerse Town, Grand Cayman, Cayman Islands

                        Carrousel Capital Ltd. - 3A Harrington Road, London, SW7 3ES, United Kingdom

                        Bruno Sangle-Ferriere - 3A Harrington Road, London SW 7 3ES, United Kingdom

                 (c)    Citizenship:

                        Carrousel Fund Ltd. - Cayman Islands

                        Carrousel Capital Ltd. - United Kingdom

                        Bruno Sangle-Ferriere - France

                 (d)    Title of Class of Securities:

                        Common Stock

                 (e)    CUSIP Number:

                        842157109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                                              PAGE 6 of 10 PAGES



(a)              [ ]    Broker or dealer registered under Section 15 of the Act.

(b)              [ ]    Bank as defined in Section 3(a)(6) of the Act.

(c)              [ ]    Insurance company as defined in Section 3(a)(19) of the
                        Act.

(d)              [ ]    Investment company registered under Section 8 of the
                        Investment Company Act of 1940.

(e)              [ ]    An investment adviser in accordance with ss.240.13d-
                        1(b)(1)(ii)(E).

(f)              [ ]    An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F).

(g)              [ ]    A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).

(h)              [ ]    A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

(i)              [ ]    A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)              [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.          Ownership as to each Reporting Person.

(a)              Amount beneficially owned: 129,600  .

(b)              Percent of class: 2.9% .

(c)              Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote 0.

                 (ii)   Shared power to vote or to direct the vote 129,600  .

                 (iii)  Sole power to dispose or to direct the disposition of 0.

                 (iv) Shared power to dispose or to direct the disposition of 129,600.

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 See Item 2.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

                                                              PAGE 7 of 10 PAGES


Item 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and behalf, the securities referred to above were not acquired and were not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              PAGE 8 of 10 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         August  26, 2003
--------------------------------
              (Date)


CARROUSEL FUND LTD.                         CARROUSEL CAPITAL LTD.



By: /s/     Bruno Sangle-Ferriere           By: /s/    Bruno Sangle-Ferriere
    -------------------------------             -------------------------------
     Name:  Bruno Sangle-Ferriere               Name:  Bruno Sangle-Ferriere
     Title: Attorney-in-Fact                    Title: Director



      /s/ Bruno Sangle-Ferriere
      -------------------------
      Bruno Sangle-Ferriere


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention:       Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001)

                                                              PAGE 9 of 10 PAGES


                                    EXHIBIT A

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Bruno Sangle-Ferriere his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Carrousel Fund, Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date:  August 26, 2003


                                   /s/ Pierre Alexis Consandier
                                   ----------------------------
                                   Pierre Alexis Consandier
                                   Director, The Carrousel Fund Ltd.

                                                             PAGE 10 of 10 PAGES


                                    EXHIBIT B

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13G, including amendments thereto, with respect to the shares of common stock of the Southern Africa Fund, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                  This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.


         August  26, 2003
------------------------------------
              (Date)


CARROUSEL FUND LTD.                          CARROUSEL CAPITAL LTD.



By: /s/     Bruno Sangle-Ferriere            By: /s/    Bruno Sangle-Ferriere
    -------------------------------              -------------------------------
     Name:  Bruno Sangle-Ferriere                Name:  Bruno Sangle-Ferriere
     Title: Attorney-in-Fact                     Title: Director



      /s/ Bruno Sangle-Ferriere
      -------------------------
      Bruno Sangle-Ferriere